FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 01-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                          GRANITE MORTGAGES 01-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court
                               London EC3N 4HJ,
                                    England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)


     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........



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     On March 26, 2001 Granite Mortgages 01-1 plc issued and sold certain notes under Registration Statement No. 333-13242; on September 28, 2001 Granite Mortgages 01-2 plc issued and sold certain notes under Registration Statement No. 333-13884; on March 20, 2002 Granite Mortgages 02-1 plc issued and sold certain notes under Registration Statement No. 333-83194; on September 23, 2002 Granite Mortgages 02-2 plc issued and sold certain notes under Registration Statement No. 333-97023; on January 27, 2003 Granite Mortgages 03-1 plc issued and sold certain notes under Registration Statement No. 333-101801; and on May 21, 2003 Granite Mortgages 03-2 plc issued and sold certain notes under Registration Statement No. 333-103897. Certain master trust documents which have been amended and restated on or about September 24, 2003, the provisions of which apply to Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc and Granite Mortgages 03-2 plc, are annexed hereto as Annex A.



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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 01-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1
                                     Limited

                                     By:    /s/ Ian Bowden
                                          ----------------------------
                                     Name:  Ian Bowden

                                     Title: Director

Date: October 16, 2003

                                     GRANITE FINANCE FUNDING
                                     LIMITED


                                     By:    /s/ Nigel C. Bradley
                                          ----------------------------
                                     Name:  Nigel C. Bradley

                                     Title: Director

Date: October 16, 2003

                                     GRANITE FINANCE TRUSTEES
                                     LIMITED


                                     By:    /s/ Richard Gough
                                          ----------------------------
                                     Name:  Richard Gough

                                     Title: Director

Date: October 16, 2003



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                                        ANNEX A

                                     Exhibit index

Exhibit No.   Description of Exhibit                             Sequential Page Number

4.1.1         Third Amended and Restated Intercompany Loan Terms and Conditions
4.2           Seventh Amended and Restated Mortgages Trust Deed
4.8           Third Amended and Restated Cash Management Agreement
4.10          Third Amended and Restated Administration Agreement
10.5.1        Sixth Amended and Restated Master Definitions Schedule



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